Exhibit 99.1

FARMMI, INC.

ROOM 1803, 18F, DIKAI GINZA, 29 JIEFANG EAST ROAD, JIANGGAN DISTRICT

HANGZHOU CITY, ZHEJIANG PROVINCE 310016

PEOPLE’S REPUBLIC OF CHINA

PROXY STATEMENT AND NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF FARMMI, INC.:

You are cordially invited to attend an extraordinary general meeting (the “Extraordinary General Meeting”) of the shareholders of FARMMI, INC., a Cayman Islands company (the “Company,” “Farmmi”, “we,” “us” or “our”), which will be held on May 11, 2022 at 10:00 A.M., Beijing time (10 P.M. Eastern Time on May 10, 2022), at Room 1803, 18F, Dikai Ginza, 29 Jiefang East Road, Jianggan District, Hangzhou City, Zhejiang Province 310016, People’s Republic of China.

At the Extraordinary General Meeting, our shareholders will be asked to consider and vote on two (2) proposals:

(1)	to approve an ordinary resolution that the authorized share capital of the Company be consolidated, in accordance with the Companies Act and Article 39(a)(ii) of the Company’s Second Amended and Restated Articles of Association (the “Share Consolidation”).

(2)	to approve an ordinary resolution that the Second Amended and Restated Memorandum of Association to be amended to reflect the Share Consolidation (“Amendment of the Second Amended and Restated Memorandum of Association”).

We are providing this proxy statement and accompanying proxy card to our shareholders in connection with the solicitation of proxies to be voted at the Extraordinary General Meeting and at any adjournments or postponements of the Extraordinary General Meeting. Whether or not you plan to attend the Extraordinary General Meeting, we urge you to read this proxy statement carefully.

Whether or not you plan to attend an Extraordinary General Meeting, please take the time to vote by completing and mailing the enclosed proxy card in the enclosed envelope. YOUR VOTE IS VERY IMPORTANT.

Thank you for your participation. We look forward to your continued support.

Sincerely,

April 29, 2022	/s/ Yefang Zhang
Name: Yefang Zhang
Title: Chairwoman of the Board

FARMMI, INC.

(the “Company”)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE is hereby given that an Extraordinary General Meeting of the Company will be held at Room 1803, 18F, Dikai Ginza, 29 Jiefang East Road, Jianggan District, Hangzhou City, Zhejiang Province 310016, People’s Republic of China on May 11, 2022 commencing at 10 A.M. at which the following resolutions will be proposed.

1	IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT the authorized share capital of the Company be consolidated, in accordance with the Companies Act and Article 39(a)(ii) of the Company’s Articles of Association, from:

i)	US$600,000 divided into 600,000,000 ordinary shares of US$0.001 par value each,

To:

ii)	US$600,000 divided into 24,000,000 ordinary shares of US$0.025 par value each,

By:

iii)	the conversion into stock of 597,780,383 issued ordinary shares of US$0.001 par value each and their reconversion into 23,911,215.32 ordinary shares of US$0.025 par value; and

iv)	the re-designation of 2,219,617 authorised but unissued ordinary shares of US$0.001 par value each as 88,784.68 ordinary shares of US$0.025 par value.

2	IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT Clause 8. of the Second Amended and Restated Memorandum of Association of the Company be and is hereby deleted and replaced in its entirety with the following wording:

“8. The share capital of the Company is US$600,000 divided into 24,000,000 ordinary shares of US$0.025 par value each with power for the Company, subject to the provisions of the Companies Act (as revised) and the Articles of Association, to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide, every issue of shares, whether stated to be ordinary, preference or otherwise, shall be subject to the powers on the part of the Company hereinbefore provided.”

The Directors intend that, if a quorum is not present within half an hour from the time appointed for the meeting to commence, the meeting shall stand adjourned and the Directors shall resolve to reconvene at the same time on the next day at the same place, at which reconvened meeting, if a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum (all in accordance with Article 66 of the Articles of Association of the Company).

Dated this 29 day of April, 2022

By Order of the Board

/s/Yefang Zhang
Yefang Zhang
Chairwoman

A member entitled to attend and vote at the meeting convened by this notice is entitled to appoint a proxy to attend and vote in his place. A proxy need not be a member of the Company.

Annex A: Second Amended and Restated Memorandum of Association

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The following are answers to some questions that you, as a shareholder of Farmmi, Inc. (“Farmmi” or the “Company”), may have regarding the proposals being considered at Farmmi’s extraordinary general meeting, which is referred to herein as the “Extraordinary General Meeting”.

Q:	Why am I receiving this proxy statement?

A:	The board of directors of Farmmi is soliciting your proxy to vote at the Extraordinary General Meeting because you owned Farmmi ordinary shares at the close of business on April 29, 2022, the “Record Date” for the Extraordinary General Meeting, and are therefore entitled to vote at the Extraordinary General Meeting. This proxy statement, along with a proxy card or a voting instruction card, will be mailed to shareholders on or about May 1, 2022. Farmmi will make these materials available to you on the Internet, and will deliver printed proxy materials to you or sent them to you by email. This proxy statement summarizes the information that you need to know in order to cast your vote at the Extraordinary General Meeting. You do not need to attend the Extraordinary General Meeting in person to vote your Farmmi ordinary shares.

Q:	When and where will the Extraordinary General Meeting be held?

A:	The Extraordinary General Meeting will be held on May 11, 2022 at 10:00 A.M., Beijing time (10 P.M. Eastern Time on May 10, 2022), at Room 1803, 18F, Dikai Ginza, 29 Jiefang East Road, Jianggan District, Hangzhou City, Zhejiang Province 310016, People’s Republic of China.

Q:	On what matters will I be voting?

A:

(1) to approve an ordinary resolution that the authorized share capital of the Company be consolidated, in accordance with the Companies Act and Article 39(a)(ii) of the Company’s Articles of Association (the “Share Consolidation”).

(2) to approve an ordinary resolution that the Second Amended and Restated Memorandum of Association to be amended to reflect the Share Consolidation.

Shareholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement. If Farmmi shareholders fail to adopt each step proposed, the transaction cannot be completed.

Q:	What happens if I sell my shares after the Record Date, but before the Extraordinary General Meeting?

A:	The Record Date is earlier than the date of the Extraordinary General Meeting. If you transfer your shares of the Company after the Record Date but before the Extraordinary General Meeting, you will retain your right to vote at the Extraordinary General Meeting, but will transfer ownership of the shares and will not hold an interest in the Company with respect to such shares after the transaction is completed.

Q:	How does Farmmi’s board of directors recommend that I vote?

A:

The Farmmi board of directors recommends that Farmmi shareholders vote or give instruction to vote:

“FOR” the Share Consolidation; and

“FOR” the Amendment of the Second Amended and Restated Memorandum of Association.

Q:	How do I vote?

A:	After you have carefully read this proxy statement and have decided how you wish to vote your Farmmi ordinary shares, please vote promptly.

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have four voting options:

(1)	By Internet, which we encourage if you have Internet access, at www.transhare.com, the address shown on your proxy card;

(2)	By fax, by faxing your signed proxy card to 1.727. 269.5616;

(3)	By mail, by completing, signing and returning the enclosed proxy card; or

(4)	By email, by completing, signing and scanning the enclosed proxy card to Anna Kotlova at akotlova@bizsolaconsulting.com

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Q:	What vote is required to approve each proposal?

A:

The affirmative vote of the holders of a majority of votes cast by our ordinary shares that are present in person or by proxy at our Extraordinary General Meeting is required to approve the Share Consolidation proposal, provided we have quorum for the meeting.

The affirmative vote of the holders of a majority of votes cast by our ordinary shares that are present in person or by proxy at our Extraordinary General Meeting is required to approve the Amendment of Second Amended and Restated Memorandum of Association proposal.

Abstentions and broker non-votes will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions and broker non-votes do not count as votes cast.

Q:	How many votes do I and others have?

A:	Holders of ordinary shares are entitled to one vote for each share of Farmmi ordinary shares held as of the Record Date. As of the close of business on the Record Date, there were 597,780,383 outstanding Farmmi ordinary shares,

Q:	How will our directors and executive officers vote on Share Consolidation Proposal and the Amendment of Second Amended and Restated Memorandum of Association Proposal?

A:	As of the Record Date, the directors and executive officers of Farmmi as a group owned and were entitled to vote 9,500,000 outstanding ordinary shares of the Company, representing 1.59% of the outstanding ordinary shares of Farmmi on that date. Farmmi expects that its directors and executive officers will vote their shares in favor of Share Consolidation proposal and the Amendment of the Second Amended and Restated Memorandum of Association proposal.

Q:	What will happen if I fail to vote or I abstain from voting?

A:	If you fail to vote, your shares will not be counted for purposes of determining quorum or for purposes of the voting results. If you choose to appear for purposes of quorum but to abstain from voting, your shares will be counted for purposes of determining whether we have quorum sufficient to hold the meeting but will not be counted for purposes of the voting results. For this reason, if we have quorum, a failure to vote and an abstention would both be disregarded at the meeting, but a failure to vote could result in the Extraordinary General Meeting not reaching quorum, while an abstention would help us achieve quorum.

Q:	How many shares must be present to hold the Extraordinary General Meeting?

A:	The presence in person or by proxy of shareholders holding not less than an aggregate of one-third in nominal value of the total issued voting shares in the Company is necessary to constitute a quorum at the Extraordinary General Meeting. The inspector of election will determine whether a quorum is present. If you are a beneficial owner of the Company’s ordinary shares and you do not instruct your bank, broker or other nominee how to vote your shares on any of the proposals, your shares will not be counted as present at the Extraordinary General Meeting for purposes of determining whether a quorum exists. Votes of shareholders of record who are present at the Extraordinary General Meeting in person or by proxy will be counted as present at the Extraordinary General Meeting for purposes of determining whether a quorum exists, whether or not such holder abstains from voting on all of the proposals.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	Proxy cards that are signed and returned but do not contain instructions will be voted in favor of Proposals 1 and 2 in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:	You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us by mail before the meeting, (2) voting again over the Internet prior to the time of the meeting, (3) voting again by email or fax prior to the time of the meeting, or (4) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

Q:	Do I need identification to attend the Extraordinary General Meeting in person?

A:	Yes. Please bring proper identification, together with proof that you are a record owner of Farmmi ordinary shares. If your shares are held in street name, please bring acceptable proof of ownership, such as a letter from your broker or an account statement stating or showing that you beneficially owned Farmmi ordinary shares on the Record Date. Acceptable proof of ownership is either (a) a letter from your broker stating that you beneficially owned Farmmi stock on the Record Date or (b) an account statement showing that you beneficially owned Farmmi stock on the Record Date.

FORWARD-LOOKING STATEMENTS

This proxy statement, including information incorporated by reference into this proxy statement, contains forward-looking statements regarding, among other things, Farmmi’s plans, strategies and prospects, both business and financial. Although Farmmi believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, Farmmi cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions including, without limitation, the factors described under “Risk Factors” from time to time in Farmmi’s filings with the SEC. Many of the forward-looking statements contained in this presentation may be identified by the use of forward-looking words such as “believe”, “expect”, “anticipate”, “should”, “planned”, “will”, “may”, “intend”, “estimated”, “aim”, “on track”, “target”, “opportunity”, “tentative”, “positioning”, “designed”, “create”, “predict”, “project”, “seek”, “would”, “could”, “continue”, “ongoing”, “upside”, “increases” and “potential”, among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this presentation are set forth in other reports or documents that we file from time to time with the SEC, and include, but are not limited to:

●	the ability to maintain the listing of Farmmi’s ordinary shares on NASDAQ following the shareholder meeting;

●	changes adversely affecting the business in which the Company is engaged;

●	management of growth;

●	general economic conditions;

●	the Company’s business strategy and plans;

●	the result of future financing efforts; and

●	and the other factors summarized under the section entitled “Risk Factors”.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement. All forward-looking statements included herein attributable to any of Farmmi or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, Farmmi has no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events.

Before a stockholder grants its proxy or instructs how its vote should be cast regarding Share Consolidation Proposal and the Amendment of Memorandum and Articles of Association Proposal, they should be aware that the occurrence of the events described in the “Risk Factors” section from time to time in Farmmi’s filings with the SEC may adversely affect Farmmi.

THE EXTRAORDINARY GENERAL MEETING

Date, Time and Place of the Extraordinary General Meeting

The Extraordinary General Meeting will be held on May 11, 2022, at 10:00 A.M., local time (10:00 P.M. ET on May 10, 2022) at Room 1803, 18F, Dikai Ginza, 29 Jiefang East Road, Jianggan District, Hangzhou City, Zhejiang Province 310016, People’s Republic of China to consider and vote upon the proposals.

Purpose of the Extraordinary General Meeting

At the Extraordinary General Meeting, Farmmi is asking its shareholders as of the record date of April 29, 2022 (the “Record Date”) to consider and vote upon:

(1)	to approve an ordinary resolution that the authorized share capital of the Company be consolidated, in accordance with the Companies Act and Article 39(a)(ii) of the Company’s Second Amended and Restated Articles of Association.

(2)	to approve an ordinary resolution that the Second Amended and Restated Memorandum of Association to be amended to reflect the Share Consolidation.

Record Date; Shares Entitled to Vote; Quorum

Shareholders will be entitled to vote or direct votes to be cast at the Extraordinary General Meeting if they owned Farmmi ordinary shares on the Record Date. Shareholders will have one vote for each share of Farmmi ordinary shares owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

As of the close of business on the Record Date, there were 597,780,383 outstanding Farmmi ordinary shares, and our directors and officers beneficially own 1.59% of the ordinary shares on the Record Date.

A quorum of Farmmi shareholders is necessary to hold a valid meeting. The presence in person or by proxy of shareholders holding not less than an aggregate of one-third in nominal value of the total issued voting shares in the Company is necessary to constitute a quorum at the Extraordinary General Meeting. Abstentions will count as present for the purposes of establishing a quorum but will be disregarded for purposes of determining the results of voting.

Vote Required; Abstentions and Broker Non-Votes

The affirmative vote of the holders of a majority of votes cast by our ordinary shares that are present in person or by proxy at our Extraordinary General Meeting is required to approve the Share Consolidation, provided we have quorum for the meeting.

The affirmative vote of the holders of a majority of votes cast by our ordinary shares that are present in person or by proxy at our Extraordinary General Meeting is required to approve the Amendment of Second Amended and Restated Memorandum of Association, provided we have quorum for the meeting.

Abstentions will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions do not count as votes cast.

Voting of Proxies

If your shares are registered in your name with our transfer agent, TranShare Corporation, you may cause your shares to be voted by returning a signed proxy card, or you may vote in person at the Extraordinary General Meeting. Additionally, you may submit electronically over the Internet or by phone a proxy authorizing the voting of your shares by following the instructions on your proxy card. You must have the enclosed proxy card available, and follow the instructions on the proxy card, in order to submit a proxy electronically over the Internet or by telephone. Based on your proxy cards or Internet and telephone proxies, the proxy holders will vote your shares according to your directions.

If you plan to attend the Extraordinary General Meeting and wish to vote in person, you will be given a ballot at the meeting. If your shares are registered in your name, you are encouraged to vote by proxy even if you plan to attend the Extraordinary General Meeting in person. If you attend the Extraordinary General Meeting and vote in person, your vote by ballot will revoke any proxy previously submitted.

Voting instructions are included on your proxy card. All shares represented by properly executed proxies received in time for the Extraordinary General Meeting will be voted at the Extraordinary General Meeting in accordance with the instructions of the shareholder.

If your shares are held in “street name” through a broker, bank or other nominee, you may vote through your broker, bank or other nominee by completing and returning the voting form provided by your broker, bank or other nominee, or by the Internet or telephone through your broker, bank or other nominee if such a service is provided. To vote via the Internet or telephone through your broker, bank or other nominee, you should follow the instructions on the voting form provided by your broker, bank or other nominee. If you do not return your bank’s, broker’s or other nominee’s voting form, do not vote via the Internet or telephone through your broker, bank or other nominee, if possible, and do not attend the Extraordinary General Meeting and vote in person with a proxy from your broker, bank or other nominee, it will have the same effect as if you voted “AGAINST”.

Revocability of Proxies

If you are a shareholder of record, you may change your vote or revoke your proxy at any time before it is voted at the Extraordinary General Meeting by:

●	Submitting a new proxy electronically over the Internet or by telephone after the date of the earlier submitted proxy;
●	Signing another proxy card with a later date and returning it to us prior to the Extraordinary General Meeting; or
●	Attending the Extraordinary General Meeting and voting in person.

Please note that to be effective, your new proxy card, internet or telephonic voting instructions or written notice of revocation must be received by us prior to the Extraordinary General Meeting and, in the case of internet or telephonic voting instructions, must be received before 8:00 P.M. Eastern time on May 10, 2022. If you have submitted a proxy, your appearance at the Extraordinary General Meeting, in the absence of voting in person or submitting an additional proxy or revocation, will not have the effect of revoking your prior proxy.

If you hold your ordinary shares in “street name,” you should contact your bank, broker or other nominee for instructions regarding how to change your vote. You may also vote in person at the Extraordinary General Meeting if you obtain a valid “legal” proxy from your bank, broker or other nominee. Any adjournment, recess or postponement of the Extraordinary General Meeting for the purpose of soliciting additional proxies will allow Farmmi shareholders who have already sent in their proxies to revoke them at any time prior to their use at the Extraordinary General Meeting as adjourned, recessed or postponed.

Board of Directors’ Recommendation

After careful consideration, the Company’s board of directors has determined that the transaction is fair to, and in the best interest of, the Company and its shareholders. They unanimously recommend that you vote or give instruction to vote:

“FOR” the Share Consolidation; and

“FOR” the Amendment of Second Amended and Restated Memorandum of Association.

Solicitation of Proxies

The expense of soliciting proxies in the enclosed form will be borne by Farmmi. Proxies may also be solicited by some of our directors, officers and employees, personally or by telephone, facsimile, email or other means of communication. No additional compensation will be paid for such services.

Adjournment and Reconvention

The board of directors intend that, if a quorum is not present within half an hour from the time appointed for the meeting to commence, the meeting shall stand adjourned and the board of directors shall resolve to reconvene at the same time on the next day at the same place, at which reconvened meeting, if a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum (all in accordance with Article 66 of the Second Amended and Restated Articles of Association of the Company).

Other Matters

At this time, we know of no other matters to be submitted at the Extraordinary General Meeting.

Householding of Extraordinary General Meeting Materials

Unless we have received contrary instructions, we may send a single copy of this proxy statement and notice to any household at which two or more shareholders reside if we believe the shareholders are members of the same family. Each shareholder in the household will continue to receive a separate proxy card. This process, known as “house holding”, reduces the volume of duplicate information received at your household and helps to reduce our expenses.

Who Can Answer Your Questions About Voting Your Shares?

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your Farmmi ordinary shares, you may submit questions via email to akotlova@bizsolaconsulting.com.

PROPOSAL 1: ORDINARY SHARE CONSOLIDATION

Proposed Ordinary Share Consolidation

On April 28, 2022, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the proposed Share Consolidation:

from:

i)	US$600,000 divided into 600,000,000 ordinary shares of US$0.001 par value each,

To:

ii)	US$600,000 divided into 24,000,000 ordinary shares of US$0.025 par value each,

By:

iii)	the conversion into stock of 597,780,383 issued ordinary shares of US$0.001 par value each and their reconversion into 23,911,215.32 ordinary shares of US$0.025 par value; and

iv)	the re-designation of 2,219,617 authorised but unissued ordinary shares of US$0.001 par value each as 88,784.68 ordinary shares of US$0.025 par value.

Required Vote

The affirmative vote of the holders of a majority of votes cast by our ordinary shares that are present in person or by proxy at our Extraordinary General Meeting is required to approve the Share Consolidation Proposal, provided we have quorum for the meeting.

THE FARMMI BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT FARMMI SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE SHARE CONSOLIDATION PROPOSAL.

PROPOSAL 2:   AMENDMENT OF SECOND AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

On April 28, 2022, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, a proposal to approve an ordinary resolution that the Second Amended and Restated Memorandum of Association of the Company be amended by deleting paragraph 8 of the Memorandum of Association in their entirety and inserting the following paragraph in its place:

“8. The share capital of the Company is US$600,000 divided into 24,000,000 ordinary shares of US$0.025 par value each with power for the Company, subject to the provisions of the Companies Act (as revised) and the Articles of Association, to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide, every issue of shares, whether stated to be ordinary, preference or otherwise, shall be subject to the powers on the part of the Company hereinbefore provided.”

The Amended Second Amended and Restated Memorandum of Association of the Company will be in the form similar to Annex A attached to this proxy statement.

Required Vote

The affirmative vote of the holders of a majority of votes cast by our ordinary shares that are present in person or by proxy at our Extraordinary General Meeting is required to approve the Amendment of Memorandum of Association Proposal, provided we have quorum for the meeting.

THE FARMMI BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT FARMMI SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE AMENDMENT OF SECOND AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION.

OTHER MATTERS

As of the date of this proxy statement, the board of directors of Farmmi knows of no matters that will be presented for consideration at the Extraordinary General Meeting other than as described in this proxy statement. If any other matters properly come before the Extraordinary General Meeting or any adjournments or postponements of the meeting and are voted upon, the enclosed proxy will confer discretionary authority on the individuals named as proxy to vote the shares represented by the proxy as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

MISCELLANEOUS

You should rely only on the information contained in this proxy statement, the annexes to this proxy statement and the documents we refer to in this proxy statement to vote on the Share Consolidation Proposal and the Amendment of Memorandum and Articles of Association Proposal. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement. This proxy statement is dated April 29, 2022. You should not assume that the information contained in this proxy statement is accurate as of any date other than that date (or as of an earlier date if so indicated in this proxy statement) and the mailing of this proxy statement to stockholders does not create any implication to the contrary. This proxy statement does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make a proxy solicitation.

Annex A

THE COMPANIES ACT (AS REVISED)

Company Limited By Shares

SECOND AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

Farmmi, Inc.

(Adopted by a Special Resolution passed on July 22, 2021)

1.	The name of the Company is Farmmi, Inc.

2.	The registered office of the Company shall be situated at the office of Tricor Services (Cayman Islands) Limited, Second Floor, Century Yard, Cricket Square, P.O. Box 902, Grand Cayman, KY1-1103, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Act (as revised).

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27 (2) of the Companies Act (as revised).

5.	Nothing in the preceding paragraphs shall be deemed to permit the Company to carry on the business of a bank or trust company without being licensed in that behalf under the provisions of the Banks and Trust Companies Act (as revised), or to carry on insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the provisions of the Insurance Law (as revised), or to carry on the business of company management without being licensed in that behalf under the Companies Management Act (as revised).

6.	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands, but nothing in this paragraph shall be so construed as to prevent the Company effecting and concluding contracts in the Cayman Islands and exercising in the Cayman Islands any of its power necessary for the carrying on of its business outside the Cayman Islands.

7.	The liability of each Member is limited to the amount, if any, unpaid on such Member’s shares.

8.	The share capital of the Company is US$600,000 divided into 24,000,000 ordinary shares of US$0.025 par value each with power for the Company, subject to the provisions of the Companies Act (as revised) and the Articles of Association, to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide, every issue of shares, whether stated to be ordinary, preference or otherwise, shall be subject to the powers on the part of the Company hereinbefore provided.

9.	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

10.	Capitalised terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.